Calculation of Filing Fee Tables

Form S-3
(Form Type)

Natural Gas Services Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Common Stock	–	–	–	–	–	–
	Equity	Preferred Stock	–	–	–	–	–	–
	Equity	Depositary Shares	–	–	–	–	–	–
	Equity	Warrants	–	–	–	–	–	–
	Debt	Debt Securities	–	–	–	–	–	–
	Other	Rights	–	–	–	–	–	–
	Other	Units	–	–	–	–	–	–
	Unallocated (Universal) Shelf	–	457(o)	–	–	$200,000,000	$153.10 per $1,000,000	$30,620
	Total Offering Amounts					$200,000,000		$30,620
	Total Fees Previously Paid							–
	Total Fee Offsets							$—
	Net Fee Due							$30,620

(1) There are being registered hereunder such presently indeterminate number of shares of common stock and preferred stock, such indeterminate principal amount of depositary shares, and such indeterminate amount of warrants, debt securities, rights, and units, of Natural Gas Services Group, Inc. (the “Registrant”) which may be offered and sold in such amount as shall result in an aggregate offering price not to exceed $200,000,000. This Registration Statement also covers an indeterminate amount of securities, if applicable, as may be issued in exchange for, or upon conversion or exercise of, as the case may be, the securities registered hereunder, including, pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), any securities issuable upon a stock split, stock dividend, recapitalization, or similar transaction.
(2) The maximum aggregate offering price has been estimated solely to calculate the registration fee in accordance with Rule 457(o) under the Securities Act.